[Letterhead of Portec Rail Products, Inc.]


VIA EDGAR

September 16, 2009

Ms. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

     Re:  Portec Rail Products, Inc.
          File No: 000-50543
          Form 10-Q: For the Quarter ended March 31, 2009
          Form 10-Q: For the Quarter ended June 30, 2009
          -----------------------------------------------

Dear Ms. Shenk:

     We are in receipt of your letter dated September 3, 2009 providing comments on the referenced filings for Portec Rail Products, Inc. (the "Company"). The Company's responses are set forth below and are keyed to the staff's comment letter.

Form 10-Q:  For the Quarter Ended March 31, 2009
------------------------------------------------

Results of Operations, Page 22
------------------------------

     We note your response to our prior comment 2. However, we believe that the factors listed in paragraph 8 of SFAS 144 are just examples and are not intended to be an all inclusive list. We believe that the following factors, which are specific to your situation, are changes in circumstances that may indicate that the carrying amount may not be recoverable and that would require testing for recoverability under SFAS 144:

     * As of March 31, 2009, the current economic environment had significantly impacted your customer such that they had implemented temporary shutdowns at several operating locations and had recently announced new temporary shutdowns at additional locations.

     * As a result of this impact on your customer, sales of your G-Van product to this customer have been and may continue to be negatively impacted.

     * As of June 30, 2009, this customer had emerged from Chapter 11 bankruptcy, but had drastically changed its organization structure along with changes in operating locations and shutdowns of additional manufacturing locations.

     Accordingly, it would appear that you should have performed an impairment analysis as of March 31, 2009 and June 30, 2009. Please advise.

Management Response:
--------------------

     As stated in previous filings, we assess the impairment of goodwill and other intangible assets at least annually and whenever events or significant changes in circumstances indicate that the carrying value may not be recoverable. We evaluate the goodwill of each of our reporting units and our indefinite-lived intangible assets for impairment as required under FASB ASC 350-30-35 (SFAS No. 142) "Goodwill and Other Intangible Assets." Our amortizable intangible assets are evaluated for impairment in accordance with FASB ASC 360-10-35 (SFAS No. 144) "Accounting for Impairment or Disposal of Long-Lived Assets."

     FASB ASC 360-10-35 (SFAS No. 144) requires amortizable intangible assets to be tested for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. We are aware that FASB ASC 360-10-35 (SFAS No. 144) presents six factors that indicate that an asset may have become impaired. As discussed in further detail below, we do not feel that any of these indicators have been or are currently present with respect to the unique customer relationship and patent that you have identified.

     As background, the Company acquired these intangible assets in conjunction with the assets purchased from Vulcan Chain Corporation (Vulcan) in October 2006. The company does not feel that either the unique customer relationship or the patented vehicle restraint assembly technology have been impaired as a result of our customer's legal status, which includes a historically swift recent Chapter 11 bankruptcy filing and emergence, or the changes to its organization structure, which include changes in operating locations and shutdowns of additional manufacturing locations. While the recession and downturn in the automobile industry have affected sales to our customer in the short term, we feel that our long-term ability to sell products to our customer will not be impacted by the current recession.

     Our customer's organization has changed as a result of the recession, its bankruptcy filing in June 2009, and the subsequent emergence from bankruptcy in July 2009. Although there have been several of our customer's operating locations that have been permanently shut down, the operating location that we sell our G-Van product to has not been permanently closed, which has sustained our long-term ability to sell our product to our customer. Additionally, we do sell more than just the G-Van product to our customer. From the Company's perspective, the permanent closure of these other locations does not impact our ability to sell our products to our customer. Demand for products in our automotive product group is largely driven by the overall level of demand for new vehicles. This creates demand for the shipment of new vehicles, which in turn creates demand for our products, as our products are used to secure new vehicles on railcars. Therefore, despite lower demand for new vehicles requiring the patented vehicle restraint assembly in 2009, there have been no known plans by our customer to discontinue the manufacturing of those vehicles which utilize our products. We therefore do not feel that any of the six impairment indicators under FASB ASC 360-10-35 (SFAS 144) have been triggered, which would require the Company to perform an impairment analysis.

     The net book values of the unique customer relationship and patented vehicle restraint assembly technology are approximately $749,000 and $256,000, respectively, as of June 30, 2009. The annual future operating cash flows that are necessary to support the net book value of these intangible assets, and thus not be impaired, can still be attained despite lower sales volume in 2009. Because we have a long and excellent relationship with our customer, a useful life of 17 years from original acquisition date (October 2006) was assigned to the unique customer relationship. As of the October 2006 Vulcan acquisition date, our patent had a remaining legal life of 11 years, which then became its useful life. The Company feels that short term sales declines do not necessarily indicate that a long term asset has become impaired.

     Two other considerations that enhance the value of the patent in particular are: 1) The G-Van product is portable and can be sold to any company, although it is currently sold to only one customer; and 2) The patent is a barrier to entry and provides protection against competition.

                                      * * *

     The Company hereby acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the foregoing is responsive to the Commission's request for information. If there are any questions regarding the above, or if I can be of any assistance to the Commission, please feel free to contact me at 412-782-6000 extension 4202. Thank you for your consideration and cooperation.


                                            Very truly yours,

                                            /s/ John N. Pesarsick

                                            John N. Pesarsick
                                            Chief Financial Officer
                                            Principal Accounting Officer


cc:  Marc Levy, Esq.
     Alan Schick, Esq.